Filed by Sears, Roebuck and Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Sears, Roebuck and Co. and Kmart Holding Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Sears’ and Kmart’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Sears and Kmart stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Sears’ and Kmart’s results to differ materially from those described in the forward-

looking statements can be found in the 2003 Annual Reports on Forms 10-K of Sears and Kmart filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing the definitive joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction, because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Sears and Kmart without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary, or to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Sears and Kmart and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Sears’ and Kmart’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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Merger Q&A (Posted on Sears’ Internal Website)

How does the recently announced field restructuring fit into the merger?
As indicated in the original merger agreement, the Sears, Roebuck and Co. and Kmart businesses will continue to operate separately under their respective brand names after completion of the merger. And, although it does take the proposed merger into account, the impetus of the new restructuring is to better support existing Sears, Roebuck and Co. stores.

The new field structure will include eight regions and 110 districts, each made up of approximately six to nine stores. Each district will be managed by a director of stores, reporting to a region vice president. The new organization will continue to have specialized support for automotive, loss prevention, facilities, and an assistant director of stores will be added in 16 districts.

When will Sears Holdings leadership be named?
The senior leadership team for the new combined company will be announced at or shortly after merger close. These senior executives will move rapidly to appoint vice presidents and directors, who will then work on staffing the organization at the headquarters office.

Can you provide an update on the progress of the merger transition teams?
The transition planning teams continue to make strong progress, with current activities focusing on the development of implementation plans for the various synergy initiatives. A number of key decisions have been reached, including detailed plans for the initial 25 Kmart stores that will convert to Sears Essentials; systems infrastructure and application integration and migration to common platforms; and supply chain design. While certain integration decisions will be announced and implemented following close of the merger, full realization of the broad sweep of initiatives is expected to take up to 24 months.

When will we begin to see the results of our cross-merchandising efforts?
With the timing of the merger, we won’t see much impact for fall. By spring, 2006, however, we hope to have many of our cross-merchandising initiatives in place.

For the merger to be approved, why do we require an affirmative vote by two-thirds of Sears shares versus a simple majority of Kmart share?
These approval levels are dictated by the law of the state of incorporation of the company. Sears is a New York corporation, and New York law requires a “yes” vote from two-thirds of Sears’ outstanding shares to approve the merger. This makes it especially critical for all Sears shareholders to vote their shares since a non-vote is considered a no-vote. Kmart is a Delaware company, and Delaware law requires a “yes” from a simple majority of outstanding shares to approve the merger.